EXHIBIT 12
THE NEW YORK TIMES COMPANY
Ratio of Earnings to Fixed Charges
(Unaudited)

	For the Nine Months Ended September 28, 2014	For the Years Ended
(In thousands, except ratio)		December 29, 2013	December 30, 2012	December 25, 2011	December 26, 2010	December 27, 2009
Earnings/(loss) from continuing operations before fixed charges
(Loss)/earnings from continuing operations before income taxes, noncontrolling interest and income/(loss) from joint ventures	$(12,236)	$98,014	$255,621	$66,283	$52,474	$(88,392)
Distributed earnings from less than fifty-percent owned affiliates	—	1,400	9,251	3,463	8,325	2,775
Adjusted pre-tax earnings/(loss) from continuing operations	(12,236)	99,414	264,872	69,746	60,799	(85,617)
Fixed charges less capitalized interest	47,716	63,032	67,243	90,252	92,143	87,475
(Loss)/earnings from continuing operations before fixed charges	$35,480	$162,446	$332,115	$159,998	$152,942	$1,858
Fixed charges
Interest expense, net of capitalized interest(1)	$44,690	$59,588	$63,218	$85,693	$86,291	$83,118
Capitalized interest	129	—	17	427	299	1,566
Portion of rentals representative of interest factor	3,026	3,444	4,025	4,559	5,852	4,357
Total fixed charges	$47,845	$63,032	$67,260	$90,679	$92,442	$89,041
Ratio of earnings to fixed charges (2)	—	2.58	4.94	1.76	1.65	—

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Annual Report on Form 10-K for the year ended December 29, 2013 for The New York Times Company (the “Company”).

(1)
The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(2)	For the periods ended September 28, 2014 and December 27, 2009, earnings were insufficient to cover fixed charges by approximately $12 million and $87 million, respectively.